

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Bin Lu
Chief Executive Officer
Huachen AI Parking Management Technology Holding Co., Ltd
No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205

> **Re: Huachen AI Parking Management Technology Holding Co., Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 1, 2024**
> **CIK No. 0001958399**

Dear Bin Lu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 2 and reissue in part. Please revise your cover page disclosure to clearly identify your ownership percentage of each PRC subsidiary.

Summary of Risk Factors, page 6

2. We note your response to our prior comment 6 and reissue in part. In your Summary of Risk Factors, describe the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Risk Factors, page 17

3. We note your response to our prior comment 8. Please include this information in your risk factor disclosure and the section titled "Impact of the COVID-19 Pandemic on the Operations and Financial Performance" on page 51. Your disclosure should describe the specific impacts of COVID-19 on your business and results of operations to date, rather than presenting such risks as hypothetical, and include quantification of amounts where possible.

Capitalization, page 47

4. We note your updated presentation in response to prior comment 12 and reissue the comment in part. Please revise the liabilities line items to only present your short- and long-term indebtedness, broken down by respective classifications using the same captions shown on your balance sheet. Ensure that the revised subtotals are appropriately calculated.

Business, page 65

5. Data presented in the revenue by product category table on page 65 does not appear consistent with the data presented in the table on page F-14. Please revise your disclosures as necessary.

6. We note your response to our prior comment 17 and reissue it in part. Please revise the introductory text to the revenue ratio tables on pages 75 and 77 to more clearly describe what these tables represent.

Growth Strategies, page 68

7. We note your response to our prior comment 15. Please revise to clarify the reference to "collaborating" with the external R&D team as well as the charging station and solar panel companies. More fully describe the material terms of your arrangements with such parties, including who will hold ownership and intellectual property rights, and any ongoing obligations or liabilities.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition
Maintenance services income, page F-13

8. You state on page F-14 that you consider the sale of products and services as a single performance obligation. Please explain to us how you considered the guidance in ASC 606-10-25-19 through 25-21 in reaching your conclusion. In addition, tell us how your conclusion is consistent with the timing of revenue recognition related to your equipment structural parts, cubic parking garages and maintenance services disclosed in the filing. In particular, we note your disclosure on page F-13 that "all maintenance services were separated with the product sales." Ensure you revise your disclosures for clarity.

Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing